UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2006
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KNIGHT-RIDDER, INC.

(Name of Issuer)

Common Stock, par value $0.02 1/12 per share

(Title of Class of Securities)

499040103

(CUSIP Number)

Janet L. Reali

Harris Associates L.P.

Two North LaSalle Street

Suite 500

Chicago, Illinois 60602

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harris Associates L.P. 04-3276558

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,312,489

	9.	Sole Dispositive Power 1,392,422

	10.	Shared Dispositive Power 1,952,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,344,522

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions) IA; PN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.02 1/12 per share (the “Common Stock”), of Knight-Ridder, Inc., a Florida corporation (the “Issuer”), and the principal executive offices of the Issuer are located at 50 West San Fernando Street, Suite 1500, San Jose, CA 95113.  The Common Stock is traded on the New York Stock Exchange.

Item 2.	Identity and Background

(a) Name.  The person filing this Schedule 13D is Harris Associates L.P. (“HALP”).   HALP is also referred to as the “Reporting Person.”  HALP exercises sole or shared dispositive power and shared voting power with respect to the Issuer’s shares of Common Stock held by HALP on behalf of its clients.  Such voting authority may be withdrawn by HALP clients at any time.  HALP disclaims that it is a member of any Group, as defined in Rule 13d-5(b)(1).  HALP’s general partner is Harris Associates, Inc., a Delaware corporation, which is wholly-owned by IXIS Asset Management Holdings, LLC (“IXIS”).  HALP disclaims that IXIS beneficially holds any of the Issuer’s shares of Common Stock held by HALP on behalf of HALP’s clients.

(b) Business Address.  Harris Associates L.P., Two North LaSalle Street, Suite 500, Chicago, IL 60602

(c) Principal Occupation.  HALP is a registered investment adviser under the Investment Advisers Act of 1940.  HALP has the power and authority to make decisions to buy and sell securities on behalf of its clients.

(d)  The Reporting Person has not, during the last five years, been convicted in any criminal proceedings.

(e)  The Reporting Person has not, during the last five years, been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)  HALP is a limited partnership organized under the laws of the state of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration
HALP has acquired on behalf of its clients 3,344,522 shares of Common Stock at an approximate aggregate purchase price of $168,689,782. Funds for these purchases were derived from HALP clients.

Item 4.	Purpose of Transaction

Upon reviewing the recent announcement that the Issuer has signed a definitive agreement under which the Issuer will be acquired by another company and recent changes in the market price of the Issuer’s Common Stock, HALP has determined that at this time it does not hold the Issuer’s Common Stock with the purpose or effect of changing or influencing control of the Issuer or in connection with or as a participant in any transaction having such purpose or effect.  In making this filing, HALP is acting on its own accord on behalf of its clients and not in concert with any other investor or as a part of any group.

Item 5.	Interest in Securities of the Issuer

(a)

	Number of	Percentage
Reporting Person	Shares	of Shares
Harris Associates L.P.	3,344,522	4.99%

(b)           HALP currently exercises voting authority over shares of Common Stock held in the accounts of its clients that have delegated proxy voting authority to HALP.  Such voting authority may be withdrawn by HALP clients at any time.

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 3,312,489

Sole power to dispose or to direct the disposition: 1,392,422

Shared power to dispose or direct the disposition: 1,952,100

(c)           The following table sets forth the transactions effected by HALP on behalf of clients in the shares of Common Stock during the last 60 days:

Date	Number of Shares	Average Price Per Share	Transaction Effected

2/15/06	100	$62.40	Open Market Sale

2/17/06	900	$62.32	Open Market Sale

2/22/06	200	$61.95	Open Market Sale

3/13/06	300	$65.02	Open Market Sale

3/13/06	1,400	$65.05	Open Market Sale

3/13/06	300	$65.05	Open Market Sale

3/13/06	2,200	$65.05	Open Market Sale

3/13/06	400	$65.05	Open Market Sale

3/13/06	10,000	$65.05	Open Market Sale

3/13/06	25,000	$65.05	Open Market Sale

3/13/06	6,000	$65.05	Open Market Sale

3/13/06	26,400	$65.05	Open Market Sale

3/13/06	8,000	$65.05	Open Market Sale

3/13/06	5,800	$65.05	Open Market Sale

3/13/06	6,100	$65.05	Open Market Sale

3/13/06	6,700	$65.05	Open Market Sale

3/13/06	4,000	$65.05	Open Market Sale

3/13/06	19,700	$65.05	Open Market Sale

3/13/06	6,300	$65.05	Open Market Sale

3/13/06	100,000	$65.05	Open Market Sale

3/13/06	5,200	$65.05	Open Market Sale

3/13/06	2,400	$65.05	Open Market Sale

3/13/06	8,000	$65.05	Open Market Sale

3/13/06	24,000	$65.05	Open Market Sale

3/13/06	23,800	$65.05	Open Market Sale

3/13/06	2,600	$65.05	Open Market Sale

3/13/06	40,500	$65.05	Open Market Sale

3/13/06	500	$65.03	Open Market Sale

3/13/06	1,600	$65.05	Open Market Sale

3/13/06	1,200	$65.05	Open Market Sale

3/13/06	9,300	$65.05	Open Market Sale

3/13/06	1,300	$65.05	Open Market Sale

3/13/06	8,850	$65.05	Open Market Sale

3/13/06	800	$65.04	Open Market Sale

3/13/06	600	$65.04	Open Market Sale

3/13/06	6,400	$65.05	Open Market Sale

3/13/06	300	$65.02	Open Market Sale

3/13/06	600	$65.04	Open Market Sale

3/13/06	400	$65.03	Open Market Sale

3/13/06	50,000	$65.05	Open Market Sale

3/13/06	100,000	$65.05	Open Market Sale

3/13/06	91,400	$65.05	Open Market Sale

3/13/06	25,000	$65.05	Open Market Sale

3/13/06	100,000	$65.05	Open Market Sale

3/13/06	100,000	$65.05	Open Market Sale

3/13/06	83,600	$65.05	Open Market Sale

3/13/06	28,500	$65.05	Open Market Sale

3/13/06	121,500	$65.05	Open Market Sale

3/13/06	50,000	$65.05	Open Market Sale

3/13/06	75,000	$65.05	Open Market Sale

3/13/06	75,000	$65.05	Open Market Sale

3/13/06	26,300	$65.05	Open Market Sale

3/13/06	13,900	$65.05	Open Market Sale

3/13/06	100	$65.05	Open Market Sale

3/13/06	200	$65.05	Open Market Sale

3/13/06	100	$65.05	Open Market Sale

3/13/06	200	$65.05	Open Market Sale

3/13/06	600	$65.05	Open Market Sale

3/13/06	100	$64.95	Open Market Sale

3/13/06	700	$65.04	Open Market Sale

3/13/06	500	$65.04	Open Market Sale

3/13/06	400	$65.04	Open Market Sale

3/13/06	600	$65.04	Open Market Sale

3/13/06	1,481	$65.05	Open Market Sale

3/13/06	569	$65.05	Open Market Sale

3/13/06	400	$65.03	Open Market Sale

3/13/06	400	$65.03	Open Market Sale

3/13/06	100	$64.95	Open Market Sale

3/13/06	300	$65.05	Open Market Sale

3/13/06	400	$65.05	Open Market Sale

3/13/06	1,500	$65.05	Open Market Sale

3/13/06	1,300	$65.05	Open Market Sale

3/13/06	500	$65.05	Open Market Sale

3/13/06	2,500	$65.05	Open Market Sale

3/13/06	1,000	$65.05	Open Market Sale

3/13/06	1,000	$65.05	Open Market Sale

3/13/06	1,500	$65.05	Open Market Sale

3/13/06	1,500	$65.05	Open Market Sale

3/13/06	1,500	$65.05	Open Market Sale

3/13/06	500	$65.05	Open Market Sale

3/13/06	2,000	$65.05	Open Market Sale

3/13/06	2,000	$65.05	Open Market Sale

3/13/06	1,000	$65.05	Open Market Sale

3/13/06	2,000	$65.05	Open Market Sale

3/13/06	2,000	$65.05	Open Market Sale

3/13/06	1,000	$65.05	Open Market Sale

3/13/06	300	$65.02	Open Market Sale

3/13/06	900	$65.04	Open Market Sale

3/13/06	600	$65.04	Open Market Sale

3/13/06	600	$65.04	Open Market Sale

3/13/06	100	$65.04	Open Market Sale

3/13/06	200	$65.04	Open Market Sale

3/13/06	500	$65.04	Open Market Sale

3/13/06	1,700	$65.05	Open Market Sale

3/13/06	60,000	$65.05	Open Market Sale

3/13/06	8,800	$65.05	Open Market Sale

3/13/06	4,000	$65.05	Open Market Sale

3/13/06	600	$65.05	Open Market Sale

3/13/06	6,600	$65.05	Open Market Sale

3/13/06	24,000	$65.05	Open Market Sale

3/13/06	5,000	$65.05	Open Market Sale

3/13/06	3,000	$65.05	Open Market Sale

3/13/06	9,000	$65.05	Open Market Sale

3/13/06	9,000	$65.05	Open Market Sale

3/13/06	14,000	$65.05	Open Market Sale

3/13/06	30,500	$65.05	Open Market Sale

3/13/06	7,100	$65.05	Open Market Sale

3/13/06	4,400	$65.05	Open Market Sale

3/13/06	8,400	$65.05	Open Market Sale

3/13/06	7,700	$65.05	Open Market Sale

3/13/06	3,800	$65.05	Open Market Sale

3/13/06	5,500	$65.05	Open Market Sale

3/13/06	3,900	$65.05	Open Market Sale

3/13/06	6,300	$65.05	Open Market Sale

3/13/06	11,200	$65.05	Open Market Sale

3/13/06	18,500	$65.05	Open Market Sale

3/13/06	7,700	$65.05	Open Market Sale

3/13/06	1,000	$65.05	Open Market Sale

3/13/06	600	$65.05	Open Market Sale

3/13/06	700	$65.05	Open Market Sale

3/13/06	300	$65.05	Open Market Sale

3/13/06	1,800	$65.05	Open Market Sale

3/13/06	300	$65.05	Open Market Sale

3/13/06	500	$65.05	Open Market Sale

3/13/06	300	$65.05	Open Market Sale

3/13/06	300	$65.05	Open Market Sale

3/13/06	300	$65.05	Open Market Sale

3/13/06	1,900	$65.05	Open Market Sale

3/13/06	1,000	$65.05	Open Market Sale

3/13/06	1,200	$65.05	Open Market Sale

3/13/06	1,000	$65.05	Open Market Sale

3/13/06	1,200	$65.05	Open Market Sale

3/13/06	700	$65.05	Open Market Sale

3/13/06	700	$65.05	Open Market Sale

3/13/06	1,200	$65.05	Open Market Sale

3/13/06	1,200	$65.05	Open Market Sale

3/13/06	300	$65.05	Open Market Sale

3/13/06	600	$65.05	Open Market Sale

3/13/06	1,700	$65.05	Open Market Sale

3/13/06	900	$65.05	Open Market Sale

3/13/06	1,500	$65.05	Open Market Sale

3/13/06	1,400	$65.05	Open Market Sale

3/13/06	1,300	$65.05	Open Market Sale

3/13/06	800	$65.05	Open Market Sale

3/13/06	900	$65.05	Open Market Sale

3/13/06	700	$65.05	Open Market Sale

3/13/06	2,600	$65.05	Open Market Sale

3/13/06	1,700	$65.05	Open Market Sale

3/13/06	200	$65.05	Open Market Sale

3/13/06	1,200	$65.05	Open Market Sale

3/13/06	1,100	$65.05	Open Market Sale

3/13/06	1,200	$65.05	Open Market Sale

3/13/06	930	$65.05	Open Market Sale

3/13/06	2,700	$65.05	Open Market Sale

3/13/06	1,300	$65.05	Open Market Sale

3/13/06	2,300	$65.05	Open Market Sale

3/13/06	4,500	$65.05	Open Market Sale

3/13/06	2,700	$65.05	Open Market Sale

3/13/06	1,800	$65.05	Open Market Sale

3/13/06	2,900	$65.05	Open Market Sale

3/13/06	3,400	$65.05	Open Market Sale

3/13/06	1,600	$65.05	Open Market Sale

3/13/06	1,200	$65.05	Open Market Sale

3/13/06	2,200	$65.05	Open Market Sale

3/13/06	700	$65.05	Open Market Sale

3/13/06	3,200	$65.05	Open Market Sale

3/13/06	2,200	$65.05	Open Market Sale

3/13/06	3,670	$65.05	Open Market Sale

3/13/06	6,200	$65.05	Open Market Sale

3/13/06	2,300	$65.05	Open Market Sale

3/13/06	3,700	$65.05	Open Market Sale

3/13/06	3,000	$65.05	Open Market Sale

3/13/06	1,000	$65.05	Open Market Sale

3/13/06	100	$64.95	Open Market Sale

3/13/06	800	$65.04	Open Market Sale

3/13/06	400	$65.05	Open Market Sale

3/13/06	1,400	$65.05	Open Market Sale

3/13/06	300	$65.02	Open Market Sale

3/13/06	300	$65.02	Open Market Sale

3/13/06	400	$65.03	Open Market Sale

3/14/06	2,200	$63.88	Open Market Sale

3/14/06	1,100	$63.88	Open Market Sale

3/14/06	1,000	$63.88	Open Market Sale

3/14/06	800	$63.88	Open Market Sale

3/14/06	29,500	$63.88	Open Market Sale

3/14/06	40,500	$63.88	Open Market Sale

3/14/06	600	$63.88	Open Market Sale

3/14/06	350	$63.88	Open Market Sale

3/14/06	3,000	$63.88	Open Market Sale

3/14/06	300	$63.85	Open Market Sale

3/14/06	200	$63.83	Open Market Sale

3/14/06	650	$63.87	Open Market Sale

3/14/06	95,800	$63.88	Open Market Sale

3/14/06	90,000	$63.88	Open Market Sale

3/14/06	13,900	$63.88	Open Market Sale

3/14/06	3,000	$63.88	Open Market Sale

3/14/06	2,000	$63.88	Open Market Sale

3/14/06	300	$63.85	Open Market Sale

3/14/06	6,000	$63.88	Open Market Sale

3/14/06	17,800	$63.88	Open Market Sale

3/14/06	7,700	$63.88	Open Market Sale

3/14/06	18,000	$63.88	Open Market Sale

3/14/06	5,500	$63.88	Open Market Sale

3/14/06	500	$63.88	Open Market Sale

3/14/06	400	$63.88	Open Market Sale

3/14/06	400	$63.88	Open Market Sale

3/14/06	30	$63.88	Open Market Sale

3/14/06	7,300	$63.88	Open Market Sale

3/14/06	3,000	$63.88	Open Market Sale

3/14/06	3,100	$63.88	Open Market Sale

3/14/06	570	$63.88	Open Market Sale

3/14/06	200	$63.87	Open Market Sale

3/14/06	500	$63.87	Open Market Sale

3/14/06	300	$63.87	Open Market Sale

3/14/06	400	$63.87	Open Market Sale

3/14/06	2,000	$63.88	Open Market Sale

3/14/06	300	$63.85	Open Market Sale

3/14/06	500	$63.86	Open Market Sale

3/14/06	300	$63.85	Open Market Sale

3/15/06	30,000	$63.80	Open Market Sale

(d)           HALP, an investment advisor registered under the Investment Advisors Act of 1940, pursuant to investment advisory contracts with its clients, has sole or shared dispositive power over the shares of Common Stock in the HALP investment advisory accounts of clients.  The individual clients, none of which individually owns beneficially more than 5% of the total class of such securities, have the right to receive, or the power to direct, the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock.

(e)           The Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock on March 15, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARRIS ASSOCIATES L.P.	Date: March 15, 2006

/s/ Janet L. Reali
By: Janet L. Reali
Its: General Counsel